UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Superior Drilling Products, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

868153107

(CUSIP Number)

Mr. Reid Walker

3953 Maple Avenue, Suite #150,

Dallas, Texas 75219

Telephone: 214-871-8618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 868153107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D4D LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,428,572[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,428,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO3

[1]	D4D LLC acquired (or has the ability to acquire) (i) 714,286 shares upon conversion of the balance of a convertible promissory note, and (ii) 714,286 shares that are issuable to D4D LLC within sixty (60) days pursuant to a warrant.
[2]	Includes (i) 714,286 shares held by D4D LLC and (ii) 714,286 shares issuable to D4D LLC within sixty (60) days pursuant to a warrant.
[3]	D4D LLC is a limited liability company formed in Texas.

SCHEDULE 13D

CUSIP No. 868153107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reid Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO4
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 185,714[5]
	8	SHARED VOTING POWER 1,428,572[6]
	9	SOLE DISPOSITIVE POWER 185,714
	10	SHARED DISPOSITIVE POWER 1,428,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,614,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%[7]
14	TYPE OF REPORTING PERSON IN

[4]	Reid Walker is the manager and 100% beneficial owner of Hard 4 Holdings, LLC, which is the sole managing member and 50% beneficial owner of D4D LLC. D4D LLC acquired (or has the ability to acquire) (i) 714,286 shares upon conversion of the balance of a convertible promissory note, and (ii) 714,286 shares that are issuable to D4D LLC within sixty (60) days pursuant to a warrant.
[5]	Includes shares owned personally by Reid Walker.
[6]	Includes (i) 714,286 shares held by D4D LLC and (ii) 714,286 shares issuable to D4D LLC within sixty (60) days pursuant to a warrant.
[7]	Ownership percentage is calculated based on the number of shares then issued and outstanding assuming the exercise of D4D’s common stock warrant (18,005,932).

SCHEDULE 13D

CUSIP No. 868153107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hard 4 Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO8
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,428,572[9]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,428,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO10

[8]	Hard 4 Holdings, LLC is the sole managing member and 50% beneficial owner of D4D. D4D LLC acquired (or has the ability to acquire) (i) 714,286 shares upon conversion of the balance of a convertible promissory note, and (ii) 714,286 shares that are issuable to D4D LLC within sixty (60) days pursuant to a warrant.
[9]	Includes (i) 714,286 shares held by D4D LLC and (ii) 714,286 shares issuable to D4D LLC within sixty (60) days pursuant to a warrant.
[10]	Hard 4 Holdings, LLC is a limited liability company formed in Texas.

SCHEDULE 13D

Filed Pursuant to Rule 13d-1(a)

ITEM 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Superior Drilling Products, Inc. (the “Issuer”), and is being filed by D4D LLC, a Texas limited liability company (“D4D”), Hard 4 Holdings, LLC, a Texas limited liability company (“Hard 4 Holdings”), the sole managing member and 50% beneficial owner of D4D, and Mr. Reid Walker (“Mr. Walker”, and collectively with D4D and Hard 4 Holdings, the “Reporting Persons”), the manager and 100% beneficial owner of Hard 4 Holdings, who personally owns additional shares purchased in the Issuer’s recent initial public offering (“IPO”). The Issuer’s principal executive offices are located at 1583 South 1700 East, Vernal UT 84078.

ITEM 2.	Identity and Background.

(a)	Name. The names of the Reporting Persons are as follows:

D4D LLC

Hard 4 Holdings

Reid Walker

(b)	Business Address. The respective business addresses of the Reporting Persons are as follows:

D4D LLC

3953 Maple Avenue, Suite #150,

Dallas, Texas 75219

Hard 4 Holdings, LLC

3953 Maple Avenue, Suite #150,

Dallas, Texas 75219

Mr. Reid Walker

3953 Maple Avenue, Suite #150,

Dallas, Texas 75219

(c)	Occupation and Employment.

The principal business of D4D is the investment of Two Million Dollar ($2,000,000) pursuant to a bridge loan investment in SD Company, Inc., the predecessor of the Issuer (“SD Company”, and sometimes referred to as the Issuer), and Superior Drilling Products, LLC, a Utah limited liability company and the predecessor of Superior Drilling Solutions, LLC (“SDP”). As further described in Item 4 of this Schedule 13D, the Reporting Parties intend to dissolve D4D shortly following the filing of this Schedule 13D.

The principal business of Hard 4 Holdings is the making of equity and debt investments.

Mr. Walker is a private businessman and currently serves as the sole member and manager of Hard 4 Holdings.

(d) and (e)	Proceedings. During the previous five (5) years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

D4D is a limited liability company formed in Texas.

Hard 4 Holdings is a limited liability company formed in Texas.

Reid Walker is a citizen of the state of Texas.

ITEM 3.	Source and Amount of Funds or Other Consideration.

D4D is the beneficial owner of 1,428,572 shares of the Issuer’s Common Stock (the “Bridge Loan Shares”), of which 714,286 shares of Common Stock are currently issued and outstanding, with 714,286 shares of Common Stock being issuable within sixty (60) days upon D4D’s exercise of a Common Stock Warrant. On February 24, 2014, D4D entered into a number of agreements to consummate a bridge loan in the Issuer and SDP, which included, among other documents, the following:

•	That certain Securities Purchase Agreement dated February 24, 2014 by and between D4D and SD Company and SDP (the “Securities Purchase Agreement”);

•	That certain Secured Convertible Promissory Note dated February 24, 2014 by and between SD Company and SDP, as borrowers, in favor of D4D, as lender (the “Convertible Note”);

•	That certain Form of Common Stock Purchase Warrant to be issued upon conversion of the Convertible Note (a fully executed version of which is attached, the “Warrant”); and

•	That certain Form of Registration Rights Agreement to be delivered pursuant to the Securities Purchase Agreement (the “Registration Rights Agreement”, and together with the Securities Purchase Agreement, Convertible Note, Warrant and other ancillary documents, the “Bridge Loan Documents”).

Upon the Issuer’s IPO, consummated May 29, 2014, the balance of the Convertible Note automatically converted into (i) shares of the Issuer’s common stock at 70% of the per share price in the IPO, which resulted in the issuance of 714,286 shares to D4D (the “Conversion Shares”), and (ii) the Warrant, which enables D4D the option to purchase a number of additional shares of the Issuer’s common stock equal to the number of Conversion Shares (the “Warrant Shares”). Both the Conversion

Shares and the Warrant Shares are restricted, and may not be resold without registration or an exemption from registration. The Warrant is exercisable at D4D’s discretion and may be surrendered at any time for the Warrant Shares. Upon the exercise of the Warrant, D4D would own 7.9% of the then issued and outstanding shares of the Issuer.

Hard 4 Holdings joins this Schedule 13D because it is the sole managing member and 50% beneficial owner of D4D and, as a result, has shared control over the voting and disposition of the Bridge Loan Shares. Hard 4 Holdings is thus indirectly also a beneficial owner of the Bridge Loan Shares.

Mr. Walker joins this Schedule 13D because he is the manager and 100% beneficial owner of Hard 4 Holdings, which is the sole managing member of D4D. As a result, Mr. Walker indirectly shares controls of the voting and disposition of the Bridge Loan Shares through Hard 4 Holdings. Mr. Walker also acquired 185,714 shares of Common Stock of the Issuer (the “Walker Shares”) on May 29, 2014 with personal funds via the Issuer’s IPO. As a result, Mr. Walker beneficially owns a total of 1,614,286 shares of the Issuer (including the Bridge Loan Shares and the Walker Shares), representing 9.0% of the Issuer’s then issued and outstanding Common Stock if the Warrant were exercised by D4D.

Neither the Bridge Loan Shares nor the Walker Shares were acquired (or will be acquired) using borrowed funds, and none are pledged as security against borrowed funds.

The foregoing descriptions of the Bridge Loan Documents are qualified in their entirety by reference to the full text of each such agreement.

ITEM 4.	Purpose of Transaction.

D4D entered into the Bridge Loan Documents as an investment in SD Company and SDP, with the opportunity to convert the Convertible Note into the Conversion Shares and the Warrant upon certain designated triggers.

Pursuant to the Securities Purchase Agreement, D4D agreed to purchase, and the Issuer and SDP agreed to sell, the Convertible Note, subject to certain terms and conditions. The Securities Purchase Agreement requires that any assignee of the Bridge Loan Shares or the Warrant sign an Assignment Agreement in a form attached thereto. In addition, the parties agreed to deliver the fully executed Registration Rights Agreement. The text of the Securities Purchase Agreement is incorporated herein by reference, and the foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement.

The $2,000,000 Convertible Note had a two year maturity, with payments beginning November 1, 2014. The Convertible Note provided for automatic conversion and the issuance of the Warrant for additional shares upon a qualified equity financing (including an IPO), and voluntary conversion and the issuance of the Warrant for additional shares upon a non-qualified equity financing or change of control. In addition, the terms of the Convertible Note included conventional events of default and provided traditional lender remedies to D4D. The text of the Convertible Note is incorporated herein by reference, and the foregoing descriptions of the Convertible Note is qualified in its entirety by reference to the full text of such agreement.

The Warrant provides that D4D (or its permitted assignee(s)) may exercise the warrant to purchase an additional number of shares equal to the Conversion Shares at the price of the shares sold in the IPO. D4D is permitted to assign the Warrant, including to its members in accordance with their pro rata ownership of D4D. The text of the Warrant is incorporated herein by reference, and the foregoing description of the Warrant is qualified in its entirety by reference to the full text of such agreement.

The Registration Rights Agreement provides that D4D has the right, subject to certain terms and conditions and with notice, to include all or part of the Bridge Loan Securities (among other registerable securities) in any two Registration Statements on either Form S-1 or S-3 filed by the Issuer or by any other shareholder of the Issuer. The Issuer has agreed to cover the costs and fees associated with one such registration, and the parties have agreed that D4D’s registration rights shall terminate once all the registerable securities are eligible for resale under Rule 144 of the Securities Act of 1933, as amended. The Registration Rights Agreement may be assigned by D4D to its constituent members. The text of the Registration Rights Agreement is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement.

In addition to the Bridge Loan Shares, Mr. Walker also has beneficial ownership of the Walker Shares, which Mr. Walker purchased in the Issuer’s IPO.

It is the intention of the Reporting Parties, shortly following the filing of this Schedule 13D, subject to the satisfaction of certain requirements under the Bridge Loan Documents, to arrange for the distribution of stock certificates representing the Bridge Loan Shares in the name of each member of D4D in accordance with its pro rata membership interest, assign D4D’s rights and obligations under both the Warrant (unless the Warrant has been exercised) and the Registration Rights Agreement to its members in accordance with the terms of the Warrant, the Registration Rights Agreement and the Securities Agreement, and to dissolve D4D in accordance with the terms of D4D’s organizational documents and applicable law. Once D4D is dissolved, D4D will no longer exist and Hard 4 Holdings will beneficially own 714,285 shares of Common Stock of the Issuer, its 50% pro rata share of the Bridge Loan Shares, as a result of its 50% equity ownership of D4D. Accordingly, Mr. Walker will beneficially own 900,000 shares of Common Stock of the Issuer, resulting in a 5% ownership interest in the Issuer.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired (or will be acquired, if at all) for investment purposes. The Reporting Persons intend to periodically review the investment in the Issuer and, based on a number of factors, including the Reporting Persons’ evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, the working capital needs of the Issuer, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire additional securities of the Issuer or dispose of the Shares through open market or privately negotiated transactions, as applicable.

Except as set for the above, the Reporting Person does not have any additional current plans or proposals which would relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than as described in the Subscription Agreement;

•	any material change in the present capitalization or dividend policy of the Issuer, except as provided in the Subscription Agreement;

•	any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above, or engage in any of the activities set forth above.

ITEM 5.	Interests in Securities of the Issuer.

(a)	Aggregate Number and Percentage of Securities.

D4D is the beneficial owner of 1,428,572 shares of the Issuer’s Common Stock, of which 714,286 shares of Common Stock are currently issued and outstanding, with 714,286 shares of Common Stock being issuable within sixty (60) days upon D4D’s exercise of the Warrant. Upon the exercise of the Warrant, D4D would own 7.9% of the then issued and outstanding shares of the Issuer.

Hard 4 Holdings joins this Schedule 13D because it is the sole managing member and 50% beneficial owner of D4D and, as a result, has shared control over the voting and disposition of the Bridge Loan Shares (1,428,572 shares). Hard 4 Holdings is the beneficial owner of 1,428,572 shares of the Issuer’s Common Stock, of which 714,286 shares of Common Stock are currently issued and outstanding, with 714,286 shares of Common Stock being issuable within sixty (60) days upon D4D’s exercise of the Warrant. Upon the exercise of the Warrant, Hard 4 Holdings would own 7.9% of the then issued and outstanding shares of the Issuer.

Mr. Walker joins this Schedule 13D because he is the manager and 100% beneficial owner of Hard 4 Holdings, which is the sole managing member and 50% beneficial owner of D4D. As a result, Mr. Walker indirectly shares controls of the voting and disposition of the Bridge Loan Shares through his ownership and control of Hard 4 Holdings. Mr. Walker also acquired 185,714 shares of Common Stock of the Issuer on May 29, 2014 with personal funds via the Issuer’s IPO. Mr. Walker beneficially owns 1,614,286 shares of the Issuer’s Common Stock, composed of (i) 900,000 shares of Common Stock currently issued and outstanding, and (ii) 714,286 shares of Common Stock issuable within sixty (60) days upon D4D’s exercise of the Warrant. Upon the exercise of the Warrant, Mr. Walker would own 9.0% of the Issuer’s then issued and outstanding shares of the Issuer.

(b)	Power to Vote and Dispose. The Reporting Persons may be deemed to share voting and dispositive power over the Bridge Loan Shares (1,428,572 shares). Such Bridge Loan Shares are owned directly by D4D. Hard 4 Holdings is the sole managing member of D4D and 50% beneficial owner of D4D, and shares voting and dispositive power of the Bridge Loan Shares. Mr. Walker is the manager and 100% beneficial owner of Hard 4 Holdings, and indirectly shares voting and dispositive power of the Bridge Loan Shares through his control of Hard 4 Holdings, D4D’s managing member.

Mr. Walker has sole voting and dispositive power over the Walker Shares (185,714 shares). The Walker shares are owned directly by Mr. Walker.

(c)	Transactions Within the Past 60 Days. During the past sixty (60) days, the Reporting Persons have acquired (or are able to acquire) the Bridge Loan Shares pursuant to the terms of the Bridge Loan Documents, as further described in Items 3 and 4 above. In addition, Mr. Walker purchased 185,714 shares for his own account in the Issuer’s IPO as described in Items 3 and 4 above.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.	Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

(1)	D4D, the Issuer and SDP are party to the Securities Purchase Agreement, which is described above. The text of the Securities Purchase Agreement is incorporated herein by reference, and the foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement.

(2)	D4D, the Issuer and SDP are party to the Convertible Note, which is described above. The text of the Convertible Note is incorporated herein by reference, and the foregoing description of the Convertible Note is qualified in its entirety by reference to the full text of such agreement.

(3)	Upon conversion of the Convertible Note, D4D automatically obtained right to a warrant in the form of the Warrant, which is described above. In connection with the dissolution of D4D, each member of D4D will receive a common stock warrant in the form of the Warrant representing such members ability to exercise such warrant for its pro rata share of the Warrant Shares. The text of the Warrant is incorporated herein by reference, and the foregoing description of the Warrant is qualified in its entirety by reference to the full text of such agreement.

(4)

D4D and the Issuer have agreed to enter into the Registration Rights Agreement, which is in the process of being executed by the relevant parties as of the date of this filing. In connection with the dissolution of D4D and pursuant to the terms of the Registration

Rights Agreement, D4D will give notice to the Issuer that D4D is assigning its rights under the Registration Rights Agreements to its members. The text of the Registration Rights Agreement is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement.

Other than as set forth above, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, other than as set forth above, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to be Filed as Exhibits.

No.	Document

1.	Joint Filing Agreement among the Reporting Persons.

2.	Securities Purchase Agreement dated February 24, 2014 by and between D4D and SD Company and SDP

3.	Secured Convertible Promissory Note dated February 24, 2014 by and between SD Company and SDP, as borrowers, in favor of D4D, as lender

4.	Form of Common Stock Purchase Warrant by and between Issuer and D4D

5.	Form of Registration Rights Agreement by and between Issuer and D4D

After reasonable inquiry, and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: June 6, 2014

REPORTING PERSONS:

D4D LLC

	By:	Hard 4 Holdings, LLC, its managing member

	By:	/s/ Reid Walker
	Name:	Reid Walker
	Title:	Manager

Hard 4 Holdings, LLC

By:	/s/ Reid Walker
Name:	Reid Walker
Title:	Manager

/s/ Reid Walker
Reid Walker, individually

Attention: Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).

INDEX OF EXHIBITS

No.	Document

1.	Joint Filing Agreement among the Reporting Persons.

2.	Securities Purchase Agreement dated February 24, 2014 by and between D4D, as lender, and SD Company and SDP, as borrowers

3.	Secured Convertible Promissory Note dated February 24, 2014 by and between SD Company and SDP, as borrowers, in favor of D4D, as Lender

4.	Form of Common Stock Purchase Warrant by and between Issuer and D4D

5.	Form of Registration Rights Agreement by and between Issuer and D4D